

May 6, 2026

Xiaohua Lu
Chief Executive Officer
XMax Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

      Re: XMax Inc.
            Registration Statement on Form S-3
            Filed on April 29, 2026
            File No. 333-295406

Dear Xiaohua Lu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing